SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

Rule 13e-3

TRANSACTION STATEMENT

UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Daleen Technologies, Inc.

(Name of Issuer)

Daleen Technologies, Inc.

Viziqor Holdings, Inc.
Parallel Acquisition, Inc.
Behrman Capital II, L.P.
Strategic Entrepreneur Fund II, L.P.
Gordon Quick
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23437N104

(CUSIP Number of Class of Securities)

Gordon Quick

President and Chief Executive Officer
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 999-8000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the person(s) Filing Statement)

Copy To:

Dawn Landry, Esq.

Vice President and General Counsel
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 981-2106

       This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

    Check the following box if the filing is a final amendment reporting the results of the transaction:    ☑

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$1,801,389	$229

*	The Transaction Valuation was determined by multiplying 46,929,372 shares of Daleen Technologies, Inc. Common Stock (the number of shares issued and outstanding as of May 1, 2004) and the merger consideration therefore of $0.0384 per share.

**	Determined in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004 by multiplying the transaction valuation of $1,802,088 by .00012670.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3440

Filing Party: Daleen Technologies, Inc.
Form or Registration No.: Schedule 14A
Date Filed: October 15, 2004

Item 15. Additional Information.
Item 16. Exhibits.
SIGNATURE

INTRODUCTION

      This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 21, 2004 (File No. 5-57783) (the “Original Schedule 13E-3” and as amended by Amendment No. 4 filed on September 28, 2004, Amendment No. 3 filed on August 31, 2004, Amendment No. 2 filed on August 31, 2004, Amendment No. 1 filed on July 16, 2004 and this Final Amendment, this “Schedule 13E-3”) is being filed by Daleen Technologies, Inc., a Delaware corporation (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates, with the Securities and Exchange Commission (the “SEC”) in connection with the special meeting of the stockholders of the Company which was opened and adjourned on September 28, 2004, and reconvened on October 15, 2004 (as so adjourned and reconvened, the “Special Meeting”). At the Special Meeting, the Company’s stockholders approved and adopted the Agreement and Plan of Merger and Share Exchange, dated as of May 7, 2004, as amended (the “Merger Agreement”), among the Company, Daleen Holdings, Inc., a Delaware corporation (n/k/a Viziqor Holdings, Inc.) (“Viziqor”), Parallel Acquisition, Inc., a Delaware corporation (“Parallel Acquisition”), Behrman Capital II, L.P., a Delaware limited partnership (“Behrman Capital”), and Strategic Entrepreneur Fund II, L.P. (“SEF”). This Transaction Statement is being jointly filed by the Company, Viziqor, Parallel Acquisition, Behrman Capital, SEF and Gordon Quick (collectively, “the Filing Persons”).

      The purpose of this Final Amendment is to report that (i) at the Special Meeting, the holders of a majority of votes represented by all shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), and Series F Convertible Preferred Stock, par value $0.01 per share (“Series F Stock”), outstanding as of August 20, 2004 and voting as a single class, with each share of Series F Stock being entitled to 100 votes, approved and adopted the Merger Agreement and (ii) on October 15, 2004, pursuant to the Merger Agreement, (A) Parallel Acquisition, a subsidiary of Viziqor formed for the sole purpose of merging with the Company, merged with and into the Company (the “Merger”), with the Company surviving as a subsidiary of Viziqor and (B) Behrman Capital and SEF exchanged all of their shares of Series F Stock immediately prior to the completion of the Merger for shares of Series A-1 Convertible Redeemable PIK Preferred Stock, par value $0.01 per share (“Series A-1 Preferred Stock”), of Viziqor valued at $2,478,914 in the aggregate.

      Upon completion of the Merger, each outstanding share of the Company’s common stock, par value $0.01 per share (“Common Stock”), other than shares held in the treasury of the Company or owned by Viziqor or any direct or indirect wholly owned subsidiary of Viziqor or of the Company at the effective time of the Merger, or any shares as to which appraisal rights have been properly exercised under Delaware law, was converted into the right to receive $0.0384 per share in cash.

      Upon completion of the Merger, each outstanding share of Series F Stock, other than the exchanged shares and shares held in the treasury of the Company or owned by Viziqor or any direct or indirect wholly owned subsidiary of Viziqor or of the Company at the effective time of the Merger, or any shares as to which appraisal rights have been properly exercised under Delaware law, was converted into the right to receive 0.4452 shares of fully paid and nonassessable shares of common stock, par value $0.01 per share of Viziqor (“Viziqor Common Stock”).

      On August 31, 2004, the Company filed a definitive proxy statement in connection with the Special Meeting. The information in the Proxy Statement, the supplement to the Proxy Statement filed by the Company on September 15, 2004 (the “First Proxy Supplement”) and the Supplement to the Proxy Supplement filed by the Company on September 28, 2004 (the “Second Proxy Supplement”), including all appendices and annexes thereto, is hereby expressly incorporated herein by reference in its entirety. The responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, the First Proxy Supplement and the Second Proxy Supplement and the appendices and annexes thereto. This Schedule 13E-3 also incorporates by reference information from the periodic filings of the Company filed with the SEC.

      The filing of this Schedule 13E-3 will not be construed as an admission by any filing person or any of their respective affiliates that the Company is “controlled” by or under common “control” with any other Filing

Person or that any of their respective affiliates is an “affiliate” of the Company without the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended. The information contained in this Schedule 13E-3, the related Proxy Statement, the First Proxy Supplement and/or the Second Proxy Supplement concerning Viziqor, Parallel Acquisition, Behrman Capital, SEF and Gordon Quick was supplied by those respective parties, and no other Filing Person has verified the accuracy of any information provided by any other Filing Person.

Item 15.	Additional Information.

Regulation M-A
Item 1011(b)

      (b) On October 15, 2004, at the Special Meeting, the holders of a majority of the votes represented by all shares of the Company’s Common Stock and Series F Stock outstanding as of August 20, 2004 and voting as a single class, with each share of Series F Stock being entitled to 100 votes, voted to approve and adopt the Merger Agreement and the Merger. The Merger became effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware later that day (the “Effective Time”).

      Immediately prior to the Effective Time, pursuant to the Merger Agreement, Behrman Capital and SEF exchanged their shares of Series F Stock for shares of Series A-1 Preferred Stock valued in the aggregate at $2,478,914.

      Pursuant to the Merger Agreement, at the Effective Time, each share of the Company’s Common Stock outstanding immediately prior to the Effective Time, other than shares held in the treasury of the Company or owned by Viziqor or any direct or indirect wholly owned subsidiary of Viziqor or of the Company at the Effective Time, or any shares as to which appraisal rights have been properly exercised under Delaware law, was converted into the right to receive $0.0384 per share in cash.

      Pursuant to the Merger Agreement, at the Effective Time, each share of Series F Stock outstanding immediately prior to the Effective Time, other than shares held in the treasury of the Company or owned by Viziqor or any direct or indirect wholly owned subsidiary of Viziqor or of the Company at the Effective Time, or any shares as to which appraisal rights have been properly exercised under Delaware law, was converted into the right to receive 0.4452 shares of fully paid and nonassessable shares of common stock, par value $0.01 per share, of Viziqor.

      At the Effective Time, Parallel Acquisition was merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Viziqor. As a result of the Merger and the transactions consummated in connection with the Merger, the Company’s Common Stock will no longer be quoted on the OTC Bulletin Board. On October 15, 2004, the Company filed a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission to terminate the registration of the Company’s Common Stock under the Exchange Act.

Item 16.	Exhibits.

Regulation M-A
Item 1016

      (a)(2) and (3) The Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 31, 2004, the Proxy Supplement on Schedule 14A filed with the Securities and Exchange Commission on September 14, 2004, and the Proxy Supplement on Schedule 14A filed with the Securities and Exchange Commission on September 28, 2004, (incorporated herein by reference).

      Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on June 16, 2004 (incorporated herein by reference).

      Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on September 1, 2004 (incorporated herein by reference).

      Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on September 15, 2004 (incorporated herein by reference).

      Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on September 27, 2004 (incorporated herein by reference).

      Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on September 29, 2004 (incorporated herein by reference).

      Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on October 1, 2004 (incorporated herein by reference).

      Press Release, dated October 15, 2004 (included as Exhibit 99.1 to Daleen Technologies, Inc.’s Form 8-K filed with the Securities Exchange Commission on October 15, 2004 and incorporated herein by reference).

      (b) Series A Convertible Redeemable PIK Preferred Stock Investment Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      (c) The Opinion of Valuation Research Corporation, dated May 5, 2004, attached as Appendix B to the Proxy Statement (incorporated herein by reference).

      Written Materials of Valuation Research Corporation presented to the Special Committee of the Board of Directors of Daleen Technologies, Inc. on May 5, 2004 (included in the Original Schedule 13E-3 filed on May 21, 2004).

      (d) The Agreement and Plan of Merger and Share Exchange, dated as of May 7, 2004, as amended, among Daleen Holdings, Inc. (n/k/a Viziqor Holdings, Inc.), Parallel Acquisition, Inc., Daleen Technologies, Inc., Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., attached as Appendix A to the Proxy Statement and filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      Form of Indemnity Escrow Agreement, by and among Daleen Holdings, Inc. (n/k/a Viziqor Holdings, Inc.), Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., and the stockholders’ representative appointed pursuant to the Merger Agreement, filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      Investment Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      The Working Capital Facility Agreement, dated as of May 7, 2004, between Daleen Technologies, Inc. and Protek Network Management (U.K.) Limited, dated as of May 7, 2004, filed as Exhibit 10.18 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      The Subordinated Bridge Loan Agreement, dated as of May 7, 2004, by and among Daleen Technologies, Inc., Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., dated as of May 7, 2004, filed as Exhibit 10.14 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      The Voting Agreement, dated as of May 7, 2004, by and between Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP, filed as Exhibit 5 to the Schedule 13D filed on May 18, 2004 by Quadrangle

Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors, LP and Quadrangle GP Investors LLC (incorporated herein by reference).

      The Voting Agreement, dated as of May 7, 2004, by and between Harbourvest Partners VI — Direct Fund, L.P., Harbourvest Partners V — Direct Fund, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP, filed as Exhibit 6 to the Schedule 13D filed on May 18, 2004 by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors, LP and Quadrangle GP Investors LLC (incorporated herein by reference).

      The Voting Agreement, dated as of May 7, 2004, by and between SAIC Venture Capital Corporation, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP, filed as Exhibit 7 to the Schedule 13D filed on May 18, 2004 by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors, LP and Quadrangle GP Investors LLC (incorporated herein by reference).

      Employment Agreement, dated as of May 7, 2004, between Gordon Quick and Daleen Holdings, Inc. (n/k/a Viziqor Holdings, Inc.), filed as Exhibit 10.13 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      Transaction Support Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Daleen Technologies, Inc., Daleen Holdings, Inc. (n/k/a Viziqor Holdings, Inc.), Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Protek Telecommunications Solutions Ltd., Paul A. Beaumont, Geoff Butcher, and Ian Watterson, filed as Exhibit 10.12 to the Quarter Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

      Transaction Restructuring Agreement, dated as of September 24, 2004, by and among Daleen Technologies, Inc., Daleen Holdings, Inc. (n/k/a Viziqor Holdings, Inc.), Parallel Acquisition, Inc., Protek Telecommunications Solutions Limited, Paul A. Beaumont, Geoff Butcher, Ian Watterson, Michael White, Michael Kersten, Barbara Krystyna Kalinowska, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Protek Network Management (UK) Limited and Quadrangle Advisors LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K of Daleen Technologies, Inc. dated September 27, 2004 (incorporated herein by reference).

      Amendment to Voting Agreements, dated as of September 24, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Harbourvest Partners VI, — Direct Fund, L.P., Harbourvest Partners V — Direct Fund, L.P. and SAIC Venture Capital Corporation (included as Exhibit 1 to Amendment No. 4 to the Original Schedule 13E-3 Filed on September 28, 2004).

      (f) Section 262 of the Delaware General Corporation Law attached as Appendix C to the Proxy Statement (incorporated herein by reference).

      (g) Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2004

DALEEN TECHNOLOGIES, INC.

By:	/s/ GORDON QUICK

Name: Gordon Quick
Title: President and Chief Executive Officer

VIZIQOR HOLDINGS, INC.

By:	/s/ GORDON QUICK

Name: Gordon Quick
Title: Chief Executive Officer and Treasurer

PARALLEL ACQUISITION, INC.

By:	/s/ GORDON QUICK

Name: Gordon Quick
Title: Chief Executive Officer and Treasurer

BEHRMAN CAPITAL II, L.P.

By:	Behrman Brothers, L.L.C., its general partner

By:	/s/ GRANT G. BEHRMAN

Name: Grant G. Behrman
Title: Managing Member

STRATEGIC ENTREPRENEUR FUND II, L.P.

By:	/s/ GRANT G. BEHRMAN

Name: Grant G. Behrman
Title: General Partner

/s/ GORDON QUICK

Gordon Quick, individually